UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 29, 2013

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

As previously announced, NTS Realty Holdings Limited Partnership (the "Company", "we", "us" or "our") and NTS Realty Capital, Inc., our managing general partner, entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 27, 2012, with NTS Merger Parent, LLC ("Parent"), an entity controlled by our founder and Chairman, J.D. Nichols, and our President and Chief Executive Officer, Brian F. Lavin, and NTS Merger Sub, LLC ("Merger Sub", and together with Mr. Nichols, Mr. Lavin, Parent and certain of their respective affiliates, the "Purchasers"), a wholly-owned subsidiary of Parent. Upon consummation of the transactions proposed in the Merger Agreement, Merger Sub would merge with and into the Company and the Company would continue as the surviving entity (the "Merger").

As disclosed in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on December 28, 2012, consummation of the Merger is subject to certain conditions, including, among others, receipt by the Purchasers of financing pursuant to a debt commitment letter (the "Commitment Letter"), that is sufficient to pay the Merger Consideration and related expenses of the transaction. A copy of the Commitment Letter is available as an exhibit to the Merger Agreement filed as Exhibit 2.1 to the Form 8-K filed with the SEC on December 28, 2012.

The Commitment Letter originally provided that either party to the Commitment Letter had the right to terminate the Commitment Letter if definitive credit documentation governing the financing contemplated by the Commitment Letter had not been executed by March 15, 2013 (the "Documentation Date"). The Commitment Letter was previously amended to extend the Documentation Date to April 30, 2013. On April 29, 2013, the Company issued a press release to announce that it has been informed that the Commitment Letter was further amended on April 29, 2013 to extend the Documentation Date to September 30, 2013. A copy of the press release is attached to this report as Exhibit 99.1 and is incorporated herein by reference. A copy of the second amendment to the Commitment Letter is attached to this report as Exhibit 99.2 and is incorporated herein by reference.

The Company now expects to complete the Merger and related transactions in the third quarter of 2013. However, there can be no assurance that the Merger Agreement will be approved by the Company's unitholders, that the Purchasers will receive sufficient financing or that the Merger will be consummated at all.

Forward Looking Statements

This document contains forward looking statements that can be identified by the use of words like "would," "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 22, 2013, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this document.

Important Additional Information

The Company has filed a preliminary proxy statement and will file other documents regarding the proposed merger of the Company and NTS Merger Sub, LLC with the Securities and Exchange Commission (the "SEC"). The definitive proxy statement will be sent to our unitholders seeking their approval of the matters discussed above at a special meeting of unitholders. Unitholders are urged to read the proxy statement and any other relevant document when they become available because they will contain important information about us, the proposed merger and related matters. Unitholders may obtain a free copy of the definitive proxy statement (when available) and other documents filed by us with the SEC at the SEC's web site at www.sec.gov. Unitholders may also obtain the definitive proxy statement (when available) and other related SEC documents free of charge by directing a request to Gregory A. Wells, NTS Realty Holdings Limited Partnership, 600 North Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222, telephone: (502) 426-4800.

The Company, its managing general partner and its managing general partner's directors, executive officers and other members of its management and employees (including J.D. Nichols and Brian F. Lavin) may be deemed participants in the solicitation of proxies from the unitholders of the Company in connection with the proposed transactions. Information regarding the special interests of persons who may be deemed to be such participants in the proposed transactions will be included in the proxy statement described above. Additional information regarding the directors and executive officers of the Company's managing general partner is also included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 22, 2013, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge at the SEC's web site at www.sec.gov.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:
        99.1   Press release of NTS Realty Holdings Limited Partnership, dated April 29, 2013
        99.2   Second Amendment to Commitment Letter, dated April 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and
             Chief Financial Officer
Date: April 29, 2013

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits:
      99.1   Press release of NTS Realty Holdings Limited Partnership, dated April 29, 2013
      99.2   Second Amendment to Commitment Letter, dated April 29, 2013



600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: April 29, 2013

<u>**FOR IMMEDIATE RELEASE**</u>

NTS Realty Holdings Limited Partnership Announces Second Amendment to Commitment Letter

Louisville, KY (April 29, 2013) (NYSE MKT: NLP) – NTS Realty Holdings Limited Partnership (the "Company") announced today that it received notice of an additional amendment to the debt commitment letter (the "Commitment Letter") related to the Company's proposed merger with NTS Merger Sub, LLC. The Commitment Letter originally provided that either party to the Commitment Letter had the right to terminate the Commitment Letter if definitive credit documentation governing the financing contemplated by the Commitment Letter had not been executed by March 15, 2013 (the "Documentation Date"). The Commitment Letter was previously amended to extend the Documentation Date to April 30, 2013. On April 29, 2013, the Company received notice that the Commitment Letter was further amended to extend the Documentation Date to September 30, 2013.

Interested parties are urged to read relevant documents, when and if filed by the Company with the Securities and Exchange Commission (the "SEC"), because they will contain important information. The Company has filed a preliminary proxy statement and will file other documents regarding the proposed merger with the SEC, and the definitive proxy statement will be sent to unitholders seeking their approval of the matters discussed above at a special meeting of unitholders. Unitholders are urged to read the proxy statement and any other relevant document when they become available because they will contain important information about the Company, the proposed merger and related matters. Interested parties may obtain a free copy of the definitive proxy statement (when available) and other documents filed by us with the SEC at the SEC's web site at www.sec.gov.

The Company, its managing general partner and its managing general partner's directors, executive officers and other members of its management and employees (including J.D. Nichols and Brian F. Lavin) may be deemed participants in the solicitation of proxies from the unitholders of the Company in connection with the proposed transactions. Information regarding the special interests of persons who may be deemed to be such participants in the proposed transactions will be included in the proxy statement described above. Additional information regarding the directors and executive officers of the Company's managing general partner is also included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on March 22, 2013, and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge at the SEC's web site at www.sec.gov.

About NTS Realty Holdings Limited Partnership

The Company currently owns, wholly, as a tenant in common with unaffiliated co-owners, or through joint venture investments with affiliated and unaffiliated third parties, twenty-four properties comprised of fifteen multifamily properties, seven office buildings and business centers and two retail properties. The properties are located in and around Louisville and Lexington, Kentucky, Nashville and Cordova, Tennessee, Richmond, Virginia, Fort Lauderdale and Orlando, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited partnership units are listed on the NYSE MKT platform under the trading symbol of "NLP."

Forward Looking Statements

This press release contains forward looking statements that can be identified by the use of words like "would," "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 22, 2013, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

SECOND AMENDMENT TO COMMITMENT LETTER

This Second Amendment to Commitment Letter (the "Second Amendment") is made and entered into as of the 29th day of April, 2013, by and between QUINCE ASSOCIATES, LIMITED PARTNERSHIP, a Maryland limited partnership ("Quince Associates"), and J.D. NICHOLS and BRIAN F. LAVIN (and/or an entity to be formed in Delaware that is wholly-owned by J.D. Nichols and/or Brian F. Lavin for the purpose of the purchase of the limited partnership units of NTS Realty Holdings Limited Partnership) ("Borrowers").

RECITALS:

A.   Quince Associates delivered to Borrowers that certain commitment letter dated December 21, 2012 which Borrowers accepted on December 27, 2012, and which commitment letter was amended, modified and extended pursuant to that certain First Amendment to Commitment Letter dated as of March 15, 2013 (collectively, the "Commitment Letter");

B.   Quince Associates and Borrowers now desire to further extend the Commitment Letter as provided herein.

C.   All capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to them in the Commitment Letter.

Now, therefore, in consideration of the foregoing premises and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

AGREEMENT:

1.   The third sentence of the third paragraph on page 1 of the Commitment Letter is hereby amended and modified to read as follows:

"If the definitive credit documents governing the Facility have not been executed by September 30, 2013, either party may terminate this Agreement by giving notice of such termination in writing to the other party at their respective addresses set forth in this Commitment Letter."

2.   There is hereby added to the Commitment Letter, immediately following the third sentence of the third paragraph on page 1, the following:

"As consideration for Quince Associates' agreement to extend until September 30, 2013 as set forth in the immediately preceding sentence, Borrowers agree to pay to Quince Associates an extension fee in an amount equal to Sixty Four Thousand Dollars ($64,000.00) per month on each of May 1, 2013, June 1, 2013, July 1, 2013, August 1, 2013 and September 1, 2013."

3.   Except as amended and modified herein, the terms and conditions of the Commitment Letter Agreement remain in full force and effect.

IN WITNESS WHEREOF, Quince Associates, Limited Partnership and Borrowers have executed this Second Amendment to Commitment Letter as of the date first above written.

Quince Associates, Limited Partnership,
      a Maryland limited partnership

By: Evensong, LLC, its general partner


_____
J.D. NICHOLS

      By:
          John P. Hill, Jr., Manager


_____
BRIAN F. LAVIN